APPENDIX L
FAIRNESS OPINION OF SAYER SECURITIES LIMITED

November 15, 2005

The Board of Directors of

San Telmo Energy Ltd.

Suite 430, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Dear Sirs:

Sayer Securities Limited (“Sayer Securities”, “we”, “us” and “our”) understands that San Telmo Energy Ltd. (“San Telmo”) has entered into an agreement dated November 1, 2005, as amended and restated November 14, 2005 (the “Arrangement Agreement”) with Rolling Thunder Exploration Ltd. (“Rolling Thunder”) to consummate a business combination pursuant to a proposed plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Alberta).

Pursuant to the Arrangement, Rolling Thunder and San Telmo will amalgamate into a new Alberta corporation and carry on business as "Rolling Thunder Exploration Ltd." ("NewCo") under the leadership of the current Rolling Thunder management team. Holders of Rolling Thunder class A shares will receive one class A share of NewCo for each Rolling Thunder Class A Share held, holders of Rolling Thunder class B shares will receive one class B share of NewCo for each Rolling Thunder Class B Share held and holders of San Telmo Shares will receive $0.60 per San Telmo Share held comprised of, at the election of each San Telmo shareholder: (i) 0.5 NewCo class A shares for each San Telmo Share held; or (ii) $0.60 cash for each San Telmo Share held; or (iii) a combination of NewCo class A shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

The Arrangement is more fully described in the joint information circular and proxy statement of San Telmo and Rolling Thunder dated November 15, 2005 (the “Information Circular”) to be mailed to shareholders and optionholders of San Telmo (collectively “Securityholders”) in respect of a special meeting of Securityholders to be held in Vancouver, British Columbia on January 10, 2006 (the “Meeting”) and is conditional upon the approval of at least 66 2/3 % of the votes cast by Securityholders attending the Meeting in person or represented by proxy. In addition, the Arrangement is subject to approval by the Alberta Court of Queen’s Bench and to a number of other conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Arrangement Agreement and the Information Circular.

We understand that all of the directors and senior officers of San Telmo, who collectively own, directly or indirectly, or exercise control or direction over, approximately 7% of the issued and outstanding Shares, have entered into agreements whereby they have agreed to vote in favor of the

The Board of Directors of

November 15, 2005

San Telmo Energy Ltd.

Arrangement, subject to certain conditions. We further understand that holders of San Telmo options will receive replacement options in Rolling Thunder.

To assist the Board of Directors of San Telmo (the “Board”) in considering the terms of the Arrangement, and the making of its recommendation in respect thereof, the Board engaged Sayer Securities to provide it with financial advice and our opinion (the “Fairness Opinion”) as to whether the consideration to be received under the Arrangement is fair, from a financial point of view, to the Securityholders.

Engagement of Sayer Securities

Sayer Securities was engaged pursuant to an agreement dated October 6, 2005 (the “Engagement Contract”) to act as San Telmo’s financial advisor to review and consider the terms of the Arrangement and, if appropriate, to deliver an opinion as to the fairness of the consideration to be received by San Telmo Securityholders in the Arrangement.

Pursuant to the terms of engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of San Telmo or of any of the assets, liabilities or securities of San Telmo or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. Sayer Securities was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. However, Sayer Securities has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Contract provides that San Telmo will pay Sayer Securities a fee upon the delivery of the Fairness Opinion, regardless of whether the Arrangement is completed. In addition, the Engagement Contract provides for the reimbursement of out-of-pocket expenses incurred by Sayer Securities in respect to the services performed as part of the engagement. The fee received by Sayer Securities in connection with the Engagement Contract is not material to Sayer Securities. San Telmo has agreed to indemnify Sayer Securities from and against certain liabilities arising out of the performance of professional services rendered to San Telmo by Sayer Securities and its personnel under the Engagement Contract.

Our Fairness Opinion may be relied upon by the Board for the purposes of considering the Arrangement and the Board’s recommendation to the San Telmo Securityholders with respect to the Arrangement, and, except as described below, may not be published, reproduced, disseminated, quoted from or referred to in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent. Sayer Securities consents to the reproduction of the Fairness Opinion, and to the inclusion of references thereto and description thereof, in the Information Circular.

Our Fairness Opinion is not intended to be, and should not be construed as, a recommendation to any San Telmo Securityholder as to whether or not such Securityholder should vote in favour of the Arrangement.

The Board of Directors of

November 15, 2005

San Telmo Energy Ltd.

Qualifications of Sayer Securities

Sayer Securities is a specialized corporate advisory firm that provides capital market and advisory services for oil and natural gas companies, oilfield service companies, governments and financial institutions across Canada and for foreign entities. These services include corporate advisory services in the areas of mergers, acquisitions and divestitures, independent research, valuations and fairness opinions for clients. Sayer Securities and its principals have prepared numerous valuation and fairness opinions and have participated in a significant number of transactions involving private and publicly traded oil and natural gas companies.

The opinion expressed herein is the opinion of Sayer Securities and the form and content hereof has been approved for release by a group of professionals of Sayer Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Independence of Sayer Securities

Sayer Securities is not an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of San Telmo or Rolling Thunder, or any of their respective associates or affiliates (collectively, “Interested Parties”). Sayer Securities is not acting as an advisor to San Telmo or Rolling Thunder, or any of their respective associates or affiliates, in connection with any matter, other than as financial advisor to San Telmo pursuant to the Engagement Contract as outlined above.

Sayer Securities, in the 24 months prior to this engagement, has never been engaged by the Interested Parties to provide advisory services or to act as agent or underwriter. Sayer Securities does not have interests in any of the securities of the Interested Parties.

Other than the Engagement Contract, there are no understandings, agreements or commitments between Sayer Securities and the Interested Parties, with respect to any future business dealings. Sayer Securities may, in the normal course of business, provide advisory services to the Interested Parties or their successors in the future.

Scope of Review Conducted by Sayer Securities

Sayer Securities has acted as the financial advisor to San Telmo in respect of the Arrangement. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to San Telmo and Rolling Thunder, including information derived from meetings and discussions with the management of San Telmo and Rolling Thunder. Except as expressly described herein, Sayer Securities has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to San Telmo:

The Board of Directors of

November 15, 2005

San Telmo Energy Ltd.

i.

drafts of the Information Circular up to and including the date hereof;

ii.

the Arrangement Agreement;

iii.

the audited financial statements of San Telmo for the years ended April 30, 2005 and April 30, 2004;

iv.

the Management Discussion and Analysis (“MD&A”) of San Telmo for the year ended April 30, 2005;

v.

the unaudited financial statements of San Telmo for the quarter ended July 31, 2005;

vi.

the MD&A of San Telmo for the quarter ended July 31, 2005;

vii.

the Management Information Circular of San Telmo dated August 22, 2005;

viii.

the report of AJM Petroleum Consultants (“AJM”), independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of San Telmo, effective as at April 30, 2005;

ix.

due diligence responses provided by San Telmo management and AJM;

x.

a certificate of representation as to certain factual matters dated the date hereof provided by San Telmo and addressed to us;

xi.

certain non-public information regarding San Telmo, its business and projects, including financial and operational projections of San Telmo as provided by San Telmo management;

xii.

public information relating to the business, operations, financial performance and stock trading history of San Telmo and other selected public companies we considered relevant; and

xiii.

discussions with San Telmo management with regard to, among other things, the past and future operations of San Telmo, San Telmo’s competitive position in the market, its prospects, the information referred to above and other issues deemed relevant.

As pertaining to Rolling Thunder:

i.

drafts of the Information Circular up to and including the date hereof;

ii.

the Arrangement Agreement;

iii.

the final long form prospectus of Rolling Thunder dated June 14, 2005;

iv.

the unaudited financial statements of Rolling Thunder for the quarter ended June 30, 2005;

i.

The Board of Directors of

November 15, 2005

San Telmo Energy Ltd.

v.

the MD&A of Rolling Thunder for the quarter ended June 30, 2005;

vi.

the current projected annual budget of Rolling Thunder for the years ended December 31, 2005 and December 31, 2006, including management estimates of capital expenditures, production and net operating income;

vii.

due diligence responses provided by Rolling Thunder management and Rolling Thunder’s auditors;

viii.

a certificate of representation as to certain factual matters dated the date hereof provided by Rolling Thunder and addressed to us;

ix.

public information relating to the business, operations, financial performance and stock trading history of Rolling Thunder and other selected public entities we considered relevant; and

x.

discussions with Rolling Thunder management with regard to, among other things, the future operations of Rolling Thunder, Rolling Thunder’s competitive position in the market, its prospects, the information referred to above and other issues deemed relevant.

In addition to the information detailed above, Sayer Securities has further reviewed, considered and relied upon, among other things, the following:

i.

publicly available information and certain confidential information possessed by Sayer Securities with respect to recent transactions involving the sale of oil and natural gas companies and properties of a comparable nature and considered to be relevant by Sayer Securities in the circumstances;

ii.

publicly available information with respect to comparable metrics for publicly traded oil and natural gas companies; and

iii.

other publicly available information and documents filed by, on or behalf of, San Telmo and Rolling Thunder in compliance with or intended compliance with applicable securities laws.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. San Telmo and Rolling Thunder granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested. In addition, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Assumptions and Limitations

We have assumed and relied upon but, with the Board’s acknowledgement and in accordance with the terms of our engagement, have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports

The Board of Directors of

November 15, 2005

San Telmo Energy Ltd.

and discussions (collectively the “Information”) referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of San Telmo and Rolling Thunder, as appropriate, having regard to the plans, financial condition and prospects of San Telmo and Rolling Thunder, as the case may be. In addition, senior officers of each of San Telmo and Rolling Thunder have made representations to us in certificates dated as of the date hereof that, among other things, the Information provided to us on behalf of San Telmo and Rolling Thunder, respectively, are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of San Telmo and Rolling Thunder, respectively, and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description. Selecting portions of the analyses and the factors we considered, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion that we employed and the conclusions we reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the legality, validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to San Telmo, including with respect to information disclosed in the Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of San Telmo and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sayer Securities, San Telmo or Rolling Thunder.

The Fairness Opinion is rendered as of November 15, 2005 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of San Telmo as they were reflected in the Information provided to Sayer Securities and as they were represented to Sayer Securities in its discussions with the senior management of San Telmo. Any changes therein may affect the Fairness Opinion and, although Sayer Securities reserves the right to change or withdraw the Fairness Opinion in such event, it

The Board of Directors of

November 15, 2005

San Telmo Energy Ltd.

disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

While in the opinion of Sayer Securities the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that the consideration to be received under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to the San Telmo Securityholders.

Yours truly,

signed by “Sayer Securities Limited”

Sayer Securities Limited